Issuer Free Writing Prospectus
Filed pursuant to Rule 433
September 30, 2015
Registration Statement No. 333-203433

What are Fixed Income Structured Notes? Fixed Income Notes are a type of fixed income investment for investors looking to enhance yield, express a particular view on interest rates or hedge existing investment portfolios. These products are constructed by taking a traditional fixed income security and then replacing the typical coupon with customized cash flows. What are the features of Fixed Income Structured Notes? Repayment of Principal at Maturity Subject to the Credit Risk of the Issuer 100% of the initial investment is due to the investor at maturity or upon early redemption by the Issuer. Notes issued by Royal Bank of Canada (RBC) are senior unsecured liabilities of the bank which rank equally with other senior debt of the bank. Enhanced Returns In exchange for expressing a particular view on interest rates or owning a note that may be redeemed prior to maturity, investors can potentially earn above market returns relative to more traditional fixed income investments. Diversification The addition of certain note structures that have a low correlation with traditional fixed income investments can increase diversification or allow investors to hedge existing positions in an investment portfolio. Customization Notes can be tailored to express a view on a particular term, index, or shape of the yield curve. This customization allows investors to either take an outright view for yield enhancement or provide a way to hedge existing interest rate exposure. What are the main types of Fixed Income Structured Notes? Callable Fixed Rate and Step-Up Notes Fixed Rate Notes have “fixed” interest rates for their entire term. Step-Up Notes have a “fixed” interest rate for a specified period which increases at predetermined dates in the future. These notes come with a “call” option which allows the issuer to redeem the security prior to its maturity. In return, the investor is compensated with higher coupons versus non-callable notes of similar credit quality. Floating Rate Notes Floating Rates Notes offer coupons that are tied to a benchmark such as LIBOR, the Consumer Price Index, or Constant Maturity Swaps. These notes are typically more popular when the applicable reference rate is expected to increase. Range Accrual Notes Range Accrual Notes pay conditional coupons if the reference rate is within a predetermined range during the relevant interest periods. Common reference rates are 3-month or 6-month LIBOR. CMS and RMS are also used by certain investors. Curve Steepener Notes Curve Steepener Notes have coupons that are linked to the shape of the yield curve. Curve Steepener Note investors are taking the view that the difference between the High Side Reference Rate and the Low Side Reference Rate will widen. Why RBC for Fixed Income Notes Investments?  Over the past 3 years, RBC has developed a Top 10 global platform in Interest Rate Structured Notes.  We offer full product capabilities, leading technology, and a highly experienced trading team.  Expertise in USD, CAD, GBP & EUR note structuring. Please contact your RBC representative to learn more about RBC Fixed Income Structured Notes. FIXED INCOME AND CURRENCIES An overview of customized fixed income solutions Fixed Income Structured Notes